EXHIBIT 3.3

                           AMENDED AND RESTATED
                       CERTIFICATE OF INCORPORATION
                 OF ALTERNATIVE TECHNOLOGY RESOURCES, INC.


     FIRST:    The  name  of  the  Corporation  is  Alternative  Technology
Resources, Inc.

     SECOND:   The registered office of the Corporation is located  at 1013
Centre Road, County of New Castle, City of Wilmington, Delaware 19805. The name of the registered agent is The Prentice-Hall Corporation System, Inc.

     THIRD:    The  purpose  of  the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation law of Delaware.

     FOURTH: This Corporation is authorized to issue a total of One Hundred One Million Two Hundred Thousand (101,200,000) shares of stock consisting of two classes of shares to be designated "Common Stock" and "Preferred Stock," respectively. The number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000), each with a par value of one cent ($0.01) and the number of shares of Preferred Stock authorized to be issued is One Million Two Hundred Thousand (1,200,000), each with a par value of six dollars ($6.00). The Preferred Stock may be issued in series. The board of directors is authorized to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors is also authorized to determine, fix, alter or revoke the rights, preferences, privileges and restrictions granted to and imposed upon the Preferred Stock or any series thereof with respect to any wholly unissued class or series of Preferred Stock, and within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

     Each ten (10 issued and outstanding shares of Common Stock of this Corporation shall hereby be combined into one (1) share of validly issued, fully paid and non-assessable share of Common Stock par value $0.01 per share. Each person as of November 29, 1996, holding of record any issued and outstanding shares of Common Stock shall receive upon surrender to the Company's transfer agent a stock certificate or certificates to evidence and represent the number of shares of post-consolidation Common Stock to which such shareholder is entitled after giving effect to the consolidation; provided, however, that all fractional shares resulting therefrom shall be paid in cash.

     FIFTH:    The directors of the Corporation  shall  have  the  power to adopt, amend or repeal the Bylaws of the Corporation without requiring a vote of the stockholders therefor.

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     SIXTH:    The  personal  liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of Delaware, as the same may be amended and supplemented.

     SEVENTH:  The  Corporation  shall, to the fullest extent permitted  by
Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.